

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 2, 2016

James L. Reynolds
President and Chief Executive Officer
ADOMANI, Inc.
620 Newport Center Drive, Suite 1100
Newport Beach, CA 92660

> **Re:** **ADOMANI, Inc.**
> **Draft Offering Statement on Form 1-A**
> **Submitted October 6, 2016**
> **CIK No. 0001563568**

Dear Mr. Reynolds:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular cover page

1. Please clarify whether the release of funds from escrow is contingent on satisfaction of NASDAQ listing conditions. We note in this regard your disclosure in the second paragraph on page 41.

2. You state that if you fail to meet NASDAQ minimum listing requirements you will seek quotation on the OTCQX. To the extent offering proceeds will not be released from escrow until you satisfy NASDAQ listing conditions, please explain how the offering will close if this contingency has not occurred and how this scenario is consistent with Exchange Act Rule 15c2-4.

Underwriting, page 41

3. We note your disclosure in this section relating to "underwriter warrants." Please clarify whether these warrants and common stock issuable upon exercise will be restricted securities because it does not appear that you are seeking to qualify warrants or common stock issuable upon exercise of these warrants in this draft offering statement.

Use of Proceeds, page 44

4. We also note your disclosure on page 75 that you "may repay [your] secured promissory notes from the Offering." Please revise this section to include this category of the use of proceeds and disclose the interest rate and maturity date of the notes.

Plan of Operations, page 75

5. Please include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding.

6. Please discuss the reasonable basis for your projected revenue, gross profit, and net income, including from operations in China.

Certain Relationships and Related Party Transactions, page 89

7. Please disclose the basis on which Acaccia Family Trust is a related person.

Part III

Index to Exhibits, page II-1

8. Please file the following agreements as exhibits to your offering statement or tell us why you believe the respective agreement is not material to you:
    *   licensing agreement with Silicon Turbines Systems, Inc. on page F-14;
    *   contract with Redwood Group International Limited on page F-15;
    *   contract with Monarch Bay Services, LLC on page F-15; and
    *   contract with TriplePoint, LLC on page F-16.

EX1A-11

9. Please revise your independent auditor's consent to:
    *   provide the date of the Independent Registered Public Accounting Firm's consent;

- include the actual periods covered by the Independent Registered Public Accounting Firm's audit report. Specifically, the periods should be corrected to refer to December 31, 2015 and 2014, rather than December 31, 2016 and 2015; and
- refer to the correct dates of the report and include all notes dated differently from the original report date. Specifically, we note the two note exceptions described in the Independent Registered Public Accounting Firm's report are as of October 5, 2016; however, your current consent reflects only Note 5 and refers to it as being dated September 16, 2016. Please fix these inconsistencies.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu, Assistant Chief Accountant at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Curtis L. Mo, Esq.
        DLA Piper